Exhibit 99.1

24 July 2023

Lisa Banh
Senior Advisor, Listings Compliance

ASX Compliance Pty Limited
20 Bridge Street, Sydney, NSW 2000

By email only

Dear Lisa,

REQUEST FOR TRADING HALT

Bionomics Limited (ASX:BNO) (Bionomics or Company), a clinical-stage biopharmaceutical company, requests an immediate halt to the trading of the Company’s securities quoted on the Australian Securities Exchange (ASX) in accordance with the ASX Listing Rule 17.1.

In accordance with ASX Listing Rule 17.1, the Company provides the following information in relation to the request:

1. The trading halt is requested pending an announcement by Bionomics in relation to an application to be removed from the Official List of the ASX (Announcement).

2. The Company requests that the trading halt remains in place until the earlier of commencement of normal trading on 25 July 2023, or when it makes the Announcement.

3. The Company expects to make the Announcement to ASX before the commencement of normal trading on 25 July 2023.

4. The Company is not aware of any reason why the trading halt should not be granted or of any further information necessary to inform the market about the trading halt.

If you have any further questions, please do not hesitate to contact me.

Yours Sincerely,

Suzanne Irwin Company Secretary CoSec@bionomics.com.au

Bionomics Limited | 200 Greenhill Road, Eastwood, South Australia, +61 8 8150 7400, ABN: 53 075 582 740